

Mail Stop 3561

May 1, 2008

Murray S. Kessler
Chairman of the Board, Chief Executive Officer and President
UST Inc.
6 High Ridge Park, Building A
Stamford, Connecticut 06905

Re: **UST Inc.**
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
File No. 000-17506

Dear Mr. Kessler:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

1. We could not locate the table disclosing security ownership of management that you reference. Please advise. Refer to Item 403(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Levels Should Be Competitive, page 19

2. We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Components of the Executive Compensation Program, page 20

3. We note your disclosure that decisions regarding compensation are based on an assessment of each executive's performance against certain performance factors, goals or targets. In future filings, please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

4. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel